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JAN 27 2022

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SEC FILE NUMBER
8-52265

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/20 (MM/DD/YY) AND ENDING 10/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: City National Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

555 S. Flower St., 11th Floor
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Santiago Bretado (Name) (213) 673-8507 (Area Code – Telephone Number) Jim.Bretado@cnb.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams, LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300 (Address) Dallas (City) TX (State) 75254 (Zip Code)

10/16/2003 (Date of Registration with PCAOB)(if applicable) 659 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Santiago A. Bretado, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of City National Securities, Inc., as of October 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE ATTACHED.

Notary Public

Signature: [signature]

Title: Chief Financial Officer / Financial & Operations Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

CITY NATIONAL BANK
AN RBC COMPANY

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES } ss.

☒ Attached Document (Notary to cross out lines 1-5 below)
☐ Statement Below (Lines 1-5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5

Signature of Affiant No. 1

Signature of Affiant No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

21 day of JANUARY, 2022, by
Date Month Year

(1) SANTIAGO AVILA BRETADO,
Name of Affiant No. 1

(2) ______________________.
Name of Affiant No. 2 (Strike if not applicable)

Proved to me on the basis of satisfactory evidence to be the person who appeared before me

KELLEN NG
Notary Public - California
Los Angeles County
Commission # 2271636
My Comm. Expires Dec 17, 2022

Place Notary Seal Above

Signature of Notary

OPTIONAL

Though the data is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

ID 18548E (Rev 12/2014) (098P)

CITY NATIONAL SECURITIES, INC.

Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
City National Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of City National Securities, Inc. (the Company) as of October 31, 2021 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
January 24, 2022

We have served as the Company's auditor since 2015.

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition

October 31, 2021

Assets		
Cash and cash equivalents	$	18,215,412
Securities owned, at fair value		3,144,995
Receivable from clearing broker		32,851,857
Receivable for securities sold, not yet settled		5,403,722
Deferred tax asset		547,149
Premises and equipment, net		690,057
Other assets		1,532,829
Total assets	$	62,386,021
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	3,642,347
Payable to clearing broker		8,538,941
Payable to related party		2,338,839
Total liabilities		14,520,127
Commitments and Contingencies- Note 10		
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		2,999,000
Retained earnings		44,865,894
Total stockholder's equity		47,865,894
Total liabilities and stockholder's equity	$	62,386,021

See accompanying notes to statement of financial condition.

Organization and Nature of Business

City National Securities, Inc. (the "Company" or "CNS"), a wholly owned subsidiary of City National Bank (the "Bank"), is a registered member of the Financial Industry Regulatory Authority ("FINRA") and is engaged in the business of providing brokerage services to retail clients. The Company was formed on December 29, 1999, registered effective as a broker-dealer on March 15, 2000, and commenced operations on April 26, 2000.

The Bank is a wholly owned subsidiary of RBC USA Holdco Corporation (the "Corporation"), a Delaware corporation, which in turn is a wholly owned subsidiary of the Royal Bank of Canada ("RBC").

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934, relating to the determination of reserve requirements, because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc. For transactions not cleared through NFS, the Company operates as a non-covered firm engaging in business activities consistent with Footnote 74 of SEC Release No. 34-70073 (Footnote 74).

The Company is registered as an investment advisor with the Securities and Exchange Commission ("SEC"). As a registered investment advisor, the Company is required to adhere to rules and regulations identified in the U.S. Investment Advisers Act of 1940.

(1) Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents include $18,215,412 held in money market funds. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage of $250,000, and as a result there may be a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

(c) Securities Transactions

The Company records its securities transactions on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded on an accrual basis.

(d) Fair Value Measurements

Securities owned and Securities sold, not yet purchased are recorded at fair value based on publicly reported bid and ask quotations or broker quotations. Similarly, other assets and liabilities are recorded at their contracted amounts, which approximate fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

Each investment asset or liability is assigned a level at measurement date based on the significance and source of the inputs to its valuation. The three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The level hierarchy assigned to each security is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement and involve management judgment and assumptions pertaining to the market participants.

The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The primary inputs for determining fair value are quotations for closing prices from national securities exchanges as well as reported bid and offer quotations from parties trading the security.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences

are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the benefits of tax return positions, which meet the threshold of "more-likely than-not" to be sustained upon challenge by the taxing authority. Measurement of a tax position meeting the more-likely than-not criterion is based on the largest benefit that is more than 50% likely to be realized.

The Company is a subsidiary of the Bank, which is a wholly owned subsidiary of the Corporation. Accordingly, the Company's federal taxable income or loss is included in the federal income tax return filed by the Corporation. The Company may also be included in certain state and local tax returns of the Corporation or its subsidiaries. The Company's tax-sharing agreement with the Corporation provides that income taxes be based on the separate results of the Company. The agreement generally provides that the Company pay the Corporation amounts equal to the taxes that the Company would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that the Corporation will pay the Company amounts equal to tax refunds the Company would be entitled to if the Company had filed a separate company tax return as well as tax attributes that may be utilized by the Corporation or others within the consolidated group. Any amounts payable or receivable for taxes are included within amounts due to or due from related parties.

(f) Receivable from Clearing Broker

Receivable from clearing broker arises in the ordinary course of the Company's operations and includes the clearing deposit, cash for inventory maintenance, receivable for revenue consisting of commissions, trading gains and losses and FDIC insured bank sweep fees net of clearing costs, fees and other settlement charges. The opening balance in receivables from clearing broker at October 31, 2020 was $26,663,993.

(g) Receivables

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, Accounting for Financial Instruments- Credit Losses, which requires an organization to measure all expected credit losses for financial assets, including receivables related to revenue from contracts with customers, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard requires an entity to estimate its lifetime expected credit loss and record an allowance, that when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. This forward-looking expected loss model generally will result in the earlier recognition of allowances for losses. The Company adopted this ASU effective November 1, 2020 with no material impact on its financial statements.

The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience,

delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. The Company did not have receivables related to contracts with customers or financial assets for which an allowance for credit losses was necessary at October 31, 2020 or October 31, 2021.

(h) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the terms of the respective leases. Depreciation is generally computed on a straight-line basis over the estimated useful life of each type of asset. Maintenance, repairs and gains and losses on dispositions are reflected in current operations.

(i) Software

Capitalized software is stated at cost, less accumulated amortization. Capitalized software includes purchased software and capitalizable application development costs associated with internally developed software. Amortization is computed on a straight-line basis and charged to expense over the estimated useful life of the software which is generally three to ten years. Capitalized software is included in Premises and equipment, net on the accompanying statement of financial condition.

(2) Transactions with Affiliates

Various expenses are paid by the Bank, such as rent and certain general and administrative expenses. These expenses are reimbursed by the Company pursuant to an agreement between the Company and the Bank.

The Company receives allocated compensation and benefits expense related to the employees of the Bank who provide services to the Company. The Bank employs a fair value methodology to determine the value of profit sharing compensation granted to its employees, and such compensation is recorded over the vesting period of the related profit sharing compensation.

The Company has retained CNR, the Bank's RIA subsidiary, as sub-advisor, to provide investment advisory and portfolio management services for their investment advisory program. Under the program, the Company has established custodial accounts with the Bank on behalf of each of its clients. The Company compensates the Bank and CNR for these services.

The Company started the City National Securities Investment Advisory Program and registered with the SEC as a registered investment advisor effective March 22, 2010. CNS hired the Bank's RIA subsidiary, CNR to manage the assets of the RIA clients. SEI Investments Distribution Co. ("SEI"), the Bank's custodial platform, tracks and calculates the amount of income earned based on the average daily balance of assets under management at the end of each period. For the year ended October 31, 2021, the Company compensated CNR for its services provided to the investment advisory program customers.

During the 12 months ended October 31, 2021, the Company collected $1,292,376 in shareholder servicing fees and $277,603 in sub-distribution fees from CNR as paying agent for the CNR Funds.

(3) Off-Balance-Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for its customer accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are settled on a delivery versus payment basis ("DVP") and collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through the settlement date or to the extent of margin balances. The settlement of these transactions is not expected to have a material effect on the Company's financial condition.

(4) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, equivalent to $250,000 or 2% of aggregate debit items, whichever is greater, as these terms are defined. As of October 31, 2021, the Company had regulatory net capital of $44,518,064, which was $44,268,064 in excess of the required minimum net capital of $250,000.

(5) Income Taxes

The tax effects of the temporary difference that gave rise to the deferred tax asset as of October 31, 2021 are presented below:

Deferred tax asset/(liability):	Federal	State
Accrued Bonus Vacation	$ 322,531	$ 135,770
State Income Taxes	116,869	—
Fixed Assets	(35,150)	(7,320)
Other	10,168	4,281
Total net deferred tax assets	$ 414,418	$ 132,731

Management has analyzed the Company's recorded tax benefits and concluded that each material position satisfied the required recognition and measurement threshold for inclusion within the financial statements. Consequently, the Company has not recorded any reserve for any uncertain tax positions and does not believe that a significant change will occur within the coming year as to any uncertain tax positions.

To the extent that a deferred tax asset is determined to be less than more likely than not to be realized, a valuation allowance is recorded. Management has determined that a valuation allowance is not required for any of its deferred tax assets.

The Corporation may from time to time be assessed interest or penalties by taxing authorities, although any such assessments historically have been minimal and immaterial to the financial results. Years subsequent to 2010 are still subject to adjustment upon audits by taxing authorities.

(6) Fair Value Measurements

The following table summarizes the Company's assets and liabilities measured at fair value as of October 31, 2021 by level in the fair value hierarchy:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance as of October 31, 2021
Assets:				
Money market funds	$ 18,215,412	$ —	$ —	$ 18,215,412
Municipal bonds	482,310	1,254,138	—	1,736,448
Corporate bonds	521,190	887,357	—	1,408,547
Total assets	$ 19,218,912	$ 2,141,495	$ —	$ 21,360,407

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the period for the year ended, October 31, 2021. There were no acquisitions of Level 3 securities during the year ended October 31, 2021.

(7) Receivable From and Payable to Clearing Broker

The following table summarizes the Company's transactions arising from amounts receivable from and payable to clearing broker as of October 31, 2021:

	Receivable	Payable
Deposit	$ 1,000,000	$ -
Cash held for inventory	30,000,000	-
Payable to clearing broker	-	8,538,941
Fees and commission receivable	1,851,857	-
	$ 32,851,857	$ 8,538,941

(8) Premises and Equipment

The following is a summary of the major categories of premises and equipment:

	Cost	Depreciation And Amorization	Carrying Value	Range of Lives
October 31, 2021				
Premises	$ 1,705,983	$ 1,701,517	$ 4,466	Up to 39 years
Furniture, fixtures and equipment	839,742	811,430	28,312	3 to 10 years
Software	1,807,045	1,149,766	657,279	3 to 10 years
Total	$ 4,352,770	$ 3,662,713	$ 690,057	

(9) Subordinated Borrowing

In March 2021, the Company renewed the $20,000,000 unsecured revolving credit agreement that bears interest at LIBOR plus 1.5% per annum with the maturity date extended to March 31, 2022. When drawn upon, proceeds may be used to manage inventory levels to meet client demands and general corporate purposes. During the 12 months ended October 31, 2021, the Company did not utilize this credit line at any time and therefore there is no outstanding balance as of October 31, 2021.

The credit agreement was approved by FINRA as a subordinated borrowing and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Commitments and Contingencies

In June 2020, the Company supplemented and amended certain provisions of its clearing agreement with NFS related to the rates the Company pays NFS for clearing and execution costs. The renewal term of the clearing agreement was extended an additional three years through August 2024.

The Company has agreed to maintain minimum net capital of $5,000,000 and a clearing deposit of $1,000,000 which is included in Receivable from clearing broker on the accompanying statement of financial condition.

During the normal course of its operations, the Company may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Management accrues for such liabilities to the extent that they are deemed probable and estimable. As of

October 31, 2021, management believes that any such items would not have a material or adverse effect on its continuing operations.

(11) Risks and Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since that time, the disease has continued to spread globally. While the disruption of the global economy is currently expected to be temporary, there is uncertainty around the duration of the pandemic. Therefore, the effects of the pandemic upon the Company's business and financial position cannot be reasonably estimated at this time.

(12) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to October 31, 2021, and through January 24, 2022, the date the statement of financial condition was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of October 31, 2021.